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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-39012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia (212) 294-7898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership") for the year ended December 31, 2008 is true and correct. I further affirm that neither the Partnership, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Signature

Chief Financial Officer, BGC Partners, Inc.
Title

Notary Public
LILLIAN R. SALDANHA
Notary Public, State of New York
No. 01SA6166140
Qualified in New York County
Commission Expires May 14, 2011

BGC FINANCIAL, L.P.

TABLE OF CONTENTS

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Partners of
BGC Financial, L.P.

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2008. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the presentation of the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of BGC Financial, L.P. at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst + Young

February 26, 2009

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2008
(In Thousands)

Assets	
Cash and cash equivalents	$ 2,161
Cash segregated under regulatory requirements	1,011
Securities purchased under agreements to resell	69,405
Securities owned	76
Accrued commissions receivable	10,655
Receivables from brokers, dealers and clearing organizations	31,401
Forgivable and other loan receivables from employees	25
Receivables from related parties	73,813
Other assets	2,046
Total assets	$ 190,593
Liabilities and partners' capital	
Accrued compensation	$ 13,942
Payables to brokers, dealers and clearing organizations	20,075
Payables to related parties	19,750
Accounts payable, accrued and other liabilities	3,601
Total liabilities	57,368
Partners' capital	133,225
Total liabilities and partners' capital	$ 190,593

See notes to consolidated statement of financial condition.

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition

Year Ended December 31, 2008
(In Thousands)

1. General and Summary of Significant Accounting Policies

BGC Financial, L.P. (the "Partnership") is a U.S. registered broker-dealer with operations in New York, London and Tokyo. The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities and asset backed swaps.

On March 31, 2008, the Partnership was converted from a "C" corporation to a limited partnership and the interest previously held by BGC Financial Group Inc. was contributed to BGC Partners, L.P.

On November 1, 2008, the Partnership's parent company, BGC Partners, L.P., contributed BGC Shoken Kaisha Ltd ("Shoken"), a Japanese broker-dealer incorporated in the state of Delaware, to the Partnership. Shoken was merged with and into the Partnership. The merger has been accounted for as a combination of entities under common control. The Partnership was deemed the acquirer and Shoken was deemed the acquired. According to Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), since the merger was a transaction between entities under common control, the assets and liabilities of Shoken were transferred at historical cost.

The Partnership is an indirect wholly-owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"), a privately held partnership. For the purposes of this report, a related party is defined as a direct or indirect subsidiary of Cantor.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities in the consolidated statement of financial condition. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

1. General and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Commissions

Commissions revenues are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Principal Transactions

Principal transactions revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security, commodity or derivative.

Principal transaction revenues and related expenses are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated Under Regulatory Requirements

Cash segregated under regulatory requirements represents funds received in connection with customer activities that the Partnership is obligated to segregate or set aside to comply with regulations mandated by the Financial Industry Regulatory Authority ("FINRA") that have been promulgated to protect customer assets.

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are carried at cost net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

Securities Owned

Securities owned are comprised of positions held in connection with customer facilitation and liquidity trading. Securities owned are classified as trading and are marked to market daily based on current listed market prices or broker quotes.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Included in securities purchased under agreements to resell ("reverse repurchase agreements") at December 31, 2008 is a reverse repurchase agreement transacted on an overnight basis for the purpose of cash management. Certain of the Partnership's reverse repurchase agreements are with Cantor (see Note 4, Related Party Transactions, for more information regarding these agreements).

Forgivable and Other Loan Receivables from Employees

Forgivable and other loan receivables from employees primarily consist of loan contracts between the Partnership and the employees that provide for the return of the loan if employment is severed prior to the termination of the contract. The forgivable loans are stated at historical value net of amortization, which is calculated using the straight-line method over the term of the contract, which is generally two or three years. Also included in forgivable loans and other receivables are advances

1. General and Summary of Significant Accounting Policies (continued)

on bonuses and salaries and other loan contracts that the Partnership may, from time to time, execute with employees. The Partnership expects to fully recover the unearned forgivable loans if employees terminate their employment prior to the expiration of the contract, and expects to fully recover other advances and loans as agreed under the contracts. As such, the Partnership does not have an allowance related to forgivable and other loan receivables from employees.

Effective May 1, 2008, forgivable loans of $0.9 million issued in the U.S. were transferred to an affiliate, BGC Notes, LLC.

Income Taxes

Prior to March 31, 2008, when the Partnership was a "C" corporation and was a wholly owned subsidiary of BGC Financial Group Inc, it was included in the consolidated federal, state and local income tax returns filed by its parent. The Partnership has the ability to offset the tax attributes of its U.K. operations with those of its U.K. affiliates. The Partnership and certain related parties have an informal tax sharing arrangement which provides that the Partnership shall compute its income taxes on a separate entity basis, except that the benefit of income tax losses will be allocated to the Partnership to the extent such losses are utilized in the consolidated and combined income tax returns or by other affiliates.

As of April 1, 2008, the Partnership is taxed as a U.S. partnership and is subject to the Unincorporated Business Tax ("UBT") in the City of New York. Therefore, the tax liability or benefit related to the Partnership's income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partner's liability or benefit is not reflected in the Partnership's Consolidated Statement of Financial Condition.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Foreign Currencies

The functional currency for the Partnership's non-U.S. based operations is the U.S. dollar. Revenues and expenses of the Partnership's foreign operations are remeasured at the average rates of exchange for the period, and assets and liabilities are remeasured at end-of-month-rates of exchange. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using exchange rates at the end of the year.

Recently Adopted Accounting Pronouncements

SFAS No. 157: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day-one gain or loss on derivative contracts where the firm cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of block discounts for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. The Partnership adopted the provisions of SFAS 157 when they became effective on January 1, 2008.

1. General and Summary of Significant Accounting Policies (continued)

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

- Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Partnership's financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, certain sovereign government obligations and active listed equities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The Partnership does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

The types of instruments valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most investment-grade and high-yield corporate bonds, certain sovereign government obligations, money market securities, and less liquid listed equities, state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

See Note 6 for further information on SFAS 157.

New Accounting Pronouncements

SFAS No. 141(R): In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) amends the recognition provisions for assets and liabilities acquired in a business combination, including those arising from contractual and non-contractual contingencies. SFAS 141(R) also amends the recognition criteria for contingent consideration. SFAS 141(R) is effective as of January 1, 2009. Early adoption is not permitted.

SFAS No. 162: In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles ". The Partnership is currently evaluating the potential impact of adopting SFAS 162.

2. Accrued Commissions Receivable

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. As of December 31, 2008, the accrued commissions receivable was $10.7 million.

(In Thousands)

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations primarily represent amounts due on undelivered securities and cash held at clearing organizations to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations. At December 31, 2008, receivables from and payables to brokers, dealers and clearing organizations consist of the following:

	Receivables	Payables
Contract values of fails to deliver	$ 19,806	$ –
Contract values of fails to receive	–	19,656
Deposits with clearing organizations	10,919	–
Other	676	419
	$ 31,401	$ 20,075

4. Related Party Transactions

Administrative Services Agreements

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal and technology services.

Under an agreement that terminated in October 2008 between the Partnership and Cantor Fitzgerald & Co. ("CFCO"), CFCO performed clearance and settlement services for the Partnership's corporate and other debt securities business. Subsequently the Partnership performed its own clearance and settlement services for corporate and other debt securities. Additionally, under a separate agreement between the Partnership and BGC Brokers L.P. ("BGCB"), BGCB performs clearance and settlement services for the Partnership's emerging market fixed income securities.

4. Related Party Transactions (continued)

Revenue Sharing Arrangements

Prior to BGC Partners, LLC separation from Cantor and merger with eSpeed Inc. on April 1, 2008, Cantor, and therefore the Partnership as an affiliate of Cantor, had certain agreements with eSpeed Inc. ("eSpeed") under which eSpeed was entitled to receive a portion of Cantor's revenues as fees for providing technology, network, data center and servicer administration support and other technology services to the Partnership. These agreements were terminated on March 31, 2008.

Reverse Repurchase Agreements

From time to time, the Partnership enters into Reverse Repurchase Agreements with Cantor, whereby the Partnership receives U.S. Treasury, agency or other fixed income securities as collateral. As of December 31, 2008, the Company had $69.4 million of Reverse Repurchase Agreements with Cantor, of which the fair value of the collateral received from Cantor was $87.4 million.

5. Securities Owned

The Partnership allows certain of its brokerage desks to enter into unmatched principal transactions in the ordinary course of business for the purpose of facilitating transactions, adding liquidity, improving customer satisfaction, increasing revenue opportunities, attracting additional order flow and, in a limited number of instances and subject to risk management limits, for the purpose of proprietary trading. Unmatched principal transactions were $0.1 million at December 31, 2008.

Securities owned consisted of the following (in thousands):

	December 31,2008
Fixed income	$ 76
Total	$ 76

As of December 31, 2008 all of the Partnership's securities owned positions were unencumbered.

6. Fair Value of Financial Assets And Liabilities

The following table sets forth the Partnership's financial assets at fair value (in thousands):

	December 31, 2008
Assets	
Fixed income	$ 76
Total	$ 76

The following tables set forth by level within the fair value hierarchy financial assets at fair value under SFAS 157 at December 31, 2008 (in thousands):

	Assets at Fair Value at December 31, 2008				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Fixed income	$ 76	$ –	$ –	$ –	$ 76
Total	$ 76	$ –	$ –	$ –	$ 76

(1) As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. (See Note 1, General and Summary of Significant Accounting Policies, for further information on the fair value hierarchy.)

7. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the BGC Partners, Inc. Amended and Restated Long Term Incentive Plan ("LT Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(In Thousands)

8. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $0.25 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2008, the Partnership had net capital of $46.9 million, which was $46.7 million in excess of its required net capital. In addition, the Partnership's membership in the Government Securities Company of the Fixed Income Clearing Corporation ("GSD-FICC") requires it to maintain minimum excess regulatory net capital of $10.0 million and partners' capital of at least $25.0 million. At December 31, 2008, the Partnership had partners' capital of $133.2 million.

9. Financial Instruments and Off-Balance-Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

10. Commitments, Contingencies and Guarantees

U.K. National Insurance

As part of its acquisition of the operations of Euro Brokers Financial Services Ltd. ("EBFSL") in 2002, the Partnership's London branch has assumed a contingent liability for demands by the Inland Revenue in the United Kingdom for the employer portion of National Insurance Contributions ("NIC") related to employee bonuses paid by EBFSL during the period from August 1995 to February 2001 in the amount of approximately £0.4 million (approximately $0.6

(In Thousands)

10. Commitments, Contingencies and Guarantees (continued)

million at December 31, 2008), plus interest estimated at approximately £0.2 million through December 31, 2008 (approximately $0.3 million). The Partnership has formally challenged these demands as it believes the respective bonus payment methods used did not require NIC payments under existing legislation. At December 31, 2008, the Partnership had reserved approximately £0.6 million (approximately $0.8 million at December 31, 2008) against these demands from the Inland Revenue for NIC related to employee bonuses paid. Based upon this level of reserves, management does not anticipate the ultimate outcome of this will have a material adverse effect on the Partnership's Consolidated Statement of Financial Condition.

Guarantee

The Partnership is a member of the GSD-FICC. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse, all other members would be required to meet the shortfall. The Partnership's liability under this arrangement is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under this arrangement is remote. Accordingly, no contingent liability is carried in the Consolidated Statement of Financial Condition for this arrangement.

Legal Matters

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The outcome of such items cannot be determined with certainty, therefore the Partnership cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the financial position.

10. Commitments, Contingencies and Guarantees (continued)

Legal reserves are established in accordance with SFAS No. 5, Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

11. Subsequent Events

The Partnership was approved in January 2009 for membership by the National Futures Association as a Futures Commission Merchant.

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BGC FINANCIAL, L.P.
(SEC ID. No. 8-39012)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BGC Financial, L.P.
Year Ended December 31, 2008
with Report of Independent Registered Public Accounting Firm